____________________________________________________________

601 Jefferson Street •  Suite 3400

Houston, Texas 77002

May 26, 2010	Confidential treatment has been requested
by KBR, Inc. pursuant to 17 CFR
200.83 and this response omits
confidential information included
Mr. John Hartz	in the unredacted version of this letter
Senior Assistant Chief Accountant	delivered to the Division of Corporate
United States Securities and Exchange Commission	Finance and that [redacted] denotes
Division of Corporation Finance	such omissions
100 F Street, N.E.
Washington D.C. 20549

Re:	KBR, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146

Dear Mr. Hartz:

Thank you for your letter dated May 12, 2010 to Ms. Susan K. Carter regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above.  I am responding to your letter on behalf of Ms. Carter as the Vice President and Chief Accounting Officer of KBR.  Attached are KBR’s responses to each of your specific comments.  For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.  KBR, Inc. is seeking confidential treatment for redacted portions of this response letter pursuant to 17 CFR 200.83, which are indicated herein as [redacted].  We are filing a redacted copy on EDGAR and providing a hard copy of the unredacted response, together with our request for confidential treatment by courier.

If you or any member of the SEC staff has any questions relating to this submission, we request that you or such member call me directly at (713) 753-3635 or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604.

Sincerely,

/s/ John W. Gann, Jr.
John W. Gann, Jr.
Vice President and Chief Accounting Officer

Attachment

May 26, 2010
MEMORANDUM

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146
Response to SEC Staff Comments dated May 12, 2010

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 12, 2010, regarding the KBR, Inc. (“KBR”) filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-Q for the period ending June 30, 2010. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

We respectfully request that the SEC staff review our responses to its comments at its earliest convenience.  Please advise us as of any further comments as soon as possible.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 10. United States Government Contract Work, page 81

Award Fees, page 81

Response:

Our supplemental responses to the following comments include our additional disclosures or other revisions to be included in future filings.

2.
On February 19, 2010, you were notified by the AFDO that a determination had been made regarding your performance for the period January 1, 2008 to April 30, 2008 in Iraq.  The notice stated that based on information received from various Department of Defense individuals and organizations after the date of the evaluation board in June 2008, the AFDO made a unilateral decision to grant no award fees for the period from January 1, 2008 to April 30, 2008.  As a result of the AFDO’s adverse determination, you reversed approximately $20 million of award fees that had previously been estimated as earned and recognized as revenue for that period of performance.  In addition, you reversed the remaining balance of accrued award fees of approximately $112 million that had previously been estimated as earned and recognized as revenue during the period from May 1, 2008 through December 31, 2009.  In light of the adverse determination which led to the reversal of $132 million of award fees, representing 25% of your pre-tax income for the year ended December 31, 2009, please address the following:

•
Please tell us when you first became aware of any potential adverse issues with your performance under the LogCap III contract (other than the routine understanding that awards are generally subject to review).  If any specific concern existed prior to February 2010, please provide us with a timeline of the circumstances that caused such concerns.  Please also address your consideration of these concerns in determining the appropriate accounting for the corresponding award fees in that period; and

•	Please consider disclosing the amount of award fees related to other contracts at the end of each period which are at risk of also being reversed in the future.

Response:

The following are summaries of the items described more fully below regarding the SEC staff’s comments:

1.
We have a long history of receiving award fees on the LogCAP III contract which we entered into in 2001, mobilized to Kuwait in late 2002 and mobilized into Iraq in early 2003.  Through December 31, 2008, we had received 82 excellent ratings out of 104 total ratings resulting in our earning 86% of all available award fee pools.

2.
In July 2008, the House Committee on Government Oversight and Reform held hearings on “Deficient Electrical Systems at U.S. Facilities in Iraq”. The Army Sustainment Command (“ASC” or “Customer”), the Defense Contract Management Agency (“DCMA”), Department of Defense (“DoD”) and KBR testified.  The hearing was critical of all testifying entities.  On August 29, 2008, our Customer advised us that the Award Fee Evaluation Boards (“AFEB”) were being postponed and they would notify us when they are rescheduled.

3.
During the latter half of 2008 and throughout 2009, the Army and KBR undertook a series of initiatives and actions to identify and address issues with the electrical systems in facilities used by the U.S. service members in Iraq.  Beginning in 2008 and continuing throughout 2009, we focused on working with our Customer to solidify the standards and protocols for performing and inspecting electrical work, inspecting and repairing facilities to the newly established standards, and inspecting our repair work using a revamped quality assurance / quality control process.

4.
During this period of time from mid-2008 throughout 2009, we were in frequent contact with the Customer and DCMA both in the U.S. and Iraq.  There was no indication in these discussions that the customer intended to significantly reduce our performance scores.  We believed throughout this period that if the Customer intended to penalize us by significantly reducing our award fee, they would not have postponed the AFEB meetings.  During this period and before, we consistently followed a systematic and rational method for estimating and accruing award fees.  This method is based on monthly evaluations prepared by our Customer’s monthly Performance Evaluation Board (PEB) of our field performance.  The Customer evaluations remained at “Excellent”, “Very Good” or “Good” levels.  No “Average” evaluations were received which would equate to a zero award fee.  However, we did reduce our award fee accrual rate from 80% to 72% as a result of this evaluation process for all work performed on the LogCAP III project including electrical work.

5.
We did not expect the overall scores to be disproportionately weighted for the electrical matters, nor were we aware of the zero award fees prior to the receipt of the February 19, 2010 letter from the Award Fee Determination Official (“AFDO”).  We contacted the AFDO on February 22, 2010 and specifically inquired whether or not the negative results had been previously communicated to KBR employees in any fashion.  He stated that the results had not been communicated to KBR or its employees prior to the issuance of the letter.  Upon receipt of the February 19, 2010, letter, we concluded that we could no longer estimate award fees and accordingly we wrote-off the amounts accrued.

6.
On May 7, 2010, we received an award fee of $60 million for the period of performance from May 1, 2008 through August 31, 2009.  Included in the award fee write-off in the fourth quarter of 2009 was approximately $92 million related to the May 1, 2008, through August 31, 2009, period of performance.  The next hearings are tentatively scheduled for late June 2010, and we expect they will include the period of performance for which we wrote off $20 million in the fourth quarter of 2009.

7.
The disclosures made in our annual and quarterly reports during this period described our accrued award fees.   Specifically, our “Risk Factors” section in our 2008 and 2009 Form 10-K’s include a discussion of risks under the topic of “Our U.S. government contract work is regularly reviewed and audited by our customer, U.S. government auditors and others, and these reviews can lead to withholding or delay of payments to us, non-receipt of award fees, legal actions, fines, penalties and liabilities and other remedies against us.”  The footnotes to our financial statements for each quarterly and annual report include a discussion of the amount of accrued award fees, the basis of our estimate of the amount earned and accrued, the percentage of the available award fee pool that we accrued, as well as the date of the last award fee letter and period of performance evaluated.  Prior to our 2009 Form 10-K such disclosures also contained a forward-looking statement in which we stated “If our next award fee letter has performance scores and award rates higher or lower than our historical rates, our accrual will be adjusted accordingly.”

Award Fee Accrual Policy

The LogCAP III contract was awarded in December 2001 and is principally a cost reimbursable contract, which provides for a base fee of 1% (a fixed profit percentage applied to our actual costs to complete the work) and an additional award fee of up to 2% applied to definitized costs.  Award fees are made at our Customer’s discretion and tied to the specific performance measures defined in the contract such as adherence to schedule, health and safety, quality of work, responsiveness, cost performance and business management.

We have historically based our award fee accruals based on the Customer’s monthly PEB evaluations of our performance as well as our self-assessments of performance on the project and other related factors including historic correlation of our monthly assessments to the amount of award fees actually awarded.  We have historically adjusted our award fee accrual in quarters when the results of these evaluations indicate a change is warranted.

Each month the Customer provides us with an evaluation of our performance for each task order at each location on the LogCAP III project determined by the Customer’s monthly Performance Evaluation Board (“PEB”).  The Customer ranks our performance within four categories based on the evaluation of our technical, cost, and management performance.  The categories are: Excellent, Very Good, Good, or Average.

We review these performance evaluations and other inputs, such as service member surveys, Customer comments etc., to determine a numerical score that we think fairly represents an evaluation of our performance for the period.  These numerical scores are then accumulated to determine an overall numerical score for each task order.  On a quarterly basis, these numerical scores are weighted based on the dollar value of the unevaluated award fee pool for each task order relative to the unevaluated award fee pool for all task orders to arrive at an overall numeric score for the LogCAP III contract.  The table below reflects the relationship of the performance evaluation determined by the PEB to the numeric rating and the award fee percentage of the award fee pool.  We periodically compare the results of our accruals determined by this process with the actual amount of award subsequently received.  We have found that our estimated award fee resulting from this process has historically correlated reasonably well with the amount of award fee subsequently awarded.  At no time prior to February 19, 2010, did we have indications from our Customer of their intent to degrade our performance rating to the extent contained in the award fee letter of that date.

Performance evaluation	Numeric rating	Award fee percentage of available award fee pool
Excellent	91-100	82%-100%
Very Good	81-90	44%-80%
Good	71-80	4% -40%
Average	0-70	0%

Timeline of Circumstances that Caused Concerns

In June 2008, the AFEB met to evaluate our performance for the period from January 1, 2008 through April 30, 2008. On July 30, 2008 the House Committee on Government Oversight and Reform held hearings on “Deficient Electrical Systems at US Facilities in Iraq.”  Our Customer, the DCMA, which provides contract administration services to the military, the DoD, and KBR testified.  The hearing was critical of all testifying entities.  On August 29, 2008, the Customer advised us that “the Award Fee boards scheduled for October 2008 in Iraq and Afghanistan, as well as the issuance of the letter with results from the Award Fee Board held in June 2008, are being “postponed” and that we would be notified when these were “rescheduled.” We made repeated verbal inquiries during 2008 and 2009 as to when the postponement would be lifted.  We believed that the Army was postponing the AFEB and award fee determination process until such time the electrical matters which had been the subject of the July 2008 hearing could be more fully addressed.  We also understood from informal discussions in 2009 that the Army Audit Agency (“AAA”) was simultaneously reviewing the Army’s process of evaluating award fees under award fee contracts (we were told the study was not specific to the LogCAP III contract) and that the Army wished to receive the results of the audit before rescheduling the LogCAP III award fee boards or addressing the electrical matters discussed herein.  We also believed at that time and until the receipt of the February 19, 2010, award fee letter that if the Customer intended to penalize us by reducing our award fee, they would have done so in mid-2008 rather than postponing the AFEB and award process.

During 2008 and continuing thereafter, media outlets in the U.S. provided substantial coverage, including the July 2008 Congressional hearing regarding electrical matters in Iraq.  Both the Army and KBR were under public scrutiny for these incidents and the conditions that allegedly lead to them. At that time and continuing through the present date, we did not and do not believe that KBR was or is responsible for replacing electrical systems unless directed to do so by our Customer.  We also did not believe the delay in the issuance of the award fee letter was an indication of the Customer’s intent to award a significantly reduced fee.  However, as further discussed below, in September 2008, our Customer requested that we take corrective actions related to our electrical maintenance work. Notwithstanding the fact that the corrective action was requested, we believed that with the passage of time, the Customer would award fees to us commensurate with our overall performance for all work performed during the open evaluation periods.

It is worth noting that the Customer, not KBR, decides the maintenance services that are appropriate for any given facility.  The Customer does so by designating a facility as Level A, Level B, or Level C.  In early 2008, Level A facilities received the highest level of maintenance – regular inspections, preventative maintenance, and repairs.  Level B facilities received on-call maintenance and repairs.  Level C facilities also received on-call maintenance; however, any repairs had to be approved by the Customer before they were performed.  No level of maintenance provided for renovations, (e.g., complete or substantial electrical rewiring) could have been done without Customer approval and funding.  In other words, even if the contract had required a U.S. electrical code in early 2008, the inspections and repairs performed as part of the approved Corrective Action Plan (“CAP”) could not have been performed at the time for facilities that were Level B or C.  (Later in 2008 the Customer added an inspection requirement for Level B and C facilities).  Further, KBR had advised the Customer’s representative of the results of KBR’s inspections, including deficiencies, in the facilities specifically mentioned in the February 2010 award fee letter.

Although we had been working with the Customer during 2008 on electrical issues, on September 11, 2008, we received from the DCMA a Corrective Action Request (“CAR”) regarding our inspection process for grounding and bonding systems in facilities (a component of the electrical system) and on our overall quality system.  The CAR was based on the premise that the LogCAP III contract required the U.S. electrical code, which it does not, nor is the U.S. electrical code reflective of the infrastructures in Iraq (or Kuwait or Afghanistan).  We responded to the CAR with a CAP with four options for bringing the facilities in Iraq to the U.S. electrical code, as that is what we understood was expected from the CAR and from pre-submission discussions with the DoD.  Yet, the DCMA did not accept the submission and instead asked for a proposal to address grounding and bonding using the standard KBR was working to (generally the British Standard model, consistent with the infrastructure in Iraq).  During the ensuing months, the DCMA changed its direction several times with respect to the electrical protocols that KBR used in its inspections.  In December 2008, the Customer modified the contract to require the U.S. electrical code for new construction and the existing (in the facility) code for repair work.  As a result of these changes in the DCMA and Customer direction, KBR submitted four more written CAPs, and on February 13, 2009, the DCMA accepted our February 9, 2009 submission.  However, on March 4, 2009, the Customer again modified the electrical code in the contract and added a requirement for repair work to be done to the U.S. electrical code.  We then resubmitted changes to our approved CAP to reflect the new contract modification.

In the end, what the DCMA approved in the February 2009 CAP and the March 2009 post-CAP submission was that KBR would inspect and, as necessary, repair grounding and bonding systems in the 89,000 facilities for which KBR was providing maintenance services at that time in Iraq, Afghanistan, and Kuwait.  (Facilities not maintained by KBR were inspected by the Customer or other contractors.  KBR no longer maintains any facilities in Kuwait as those have been transferred to another contractor under LogCAP IV, and KBR is transitioning the last of the facilities in Afghanistan to other contractors under LogCAP IV).  As noted above, we believed the Customer did not wish to reschedule the award fee boards until after the electrical matters had been more fully addressed.  The delay until March 2009 of the Customer’s determination of the electrical standard it wished for Iraq delayed our progress in inspecting and repairing facilities to that standard.  In August 2009, the DCMA closed the CAR, citing that “adequate corrective action measures are in place.”  During the period from the CAR issuance in September 2008 to the CAR closure in August 2009 we were in frequent contact with the Customer and the DCMA, both in the US and in Iraq, to ensure that we were addressing their needs and expectations.  At many of these meetings, the Customer and the DCMA mentioned their meetings with members of Congress to brief them on the progress of addressing the electrical issues in Iraq.

During the period from September 2009 to February 2010, we continued to brief the Customer and DCMA, both in the U.S. and in Iraq, on our continuing efforts to address facility issues in Iraq and our progress in evolving our quality assurance and control systems.  We also continued to ask about the rescheduling of the award fee boards and the release of the June 2008 award fee letter.  There was no indication in these discussions that the customer intended to significantly reduce our performance scores.

Accounting Considerations in 2008 and 2009

Consistent with the monthly ratings by the Customer’s PEB’s and our self-assessments as described above, we estimated the amount of award fees earned.  In 2008, based on our assessments of monthly Customer evaluations of our performance and the request from our Customer to take corrective actions related to our electrical work and the corrective actions that we did take in accordance with a plan agreed with our Customer, we reduced our award fee accrual rate from 80% to 72% of the total possible award fees for the performance period beginning in April 2008.  In connection with this decision, we considered whether the facts and circumstances surrounding the electrical CAR were indicative of a need to reduce the accrual rate to an even lower level, including the possible scenario of receiving a performance evaluation of “average” which equates to a zero award fee.  Based on inputs from Customer field evaluations, discussions with our Customer and our own self-assessments, nothing came to our attention that led us to believe such an adverse performance rating would be received.

During 2009, we began specifically tracking costs incurred related to electrical maintenance, the grounding and bonding inspection and other work related to the CAP on the LogCAP III project.  We considered that the costs incurred in Iraq were a relatively small percentage of our overall costs in Iraq.  For the year ended 2009 the electrical costs incurred in Iraq were less than 5% of our total costs incurred in Iraq on the LogCAP III project.  Following the consistently applied methodology described above, during 2009, we reduced our award fee accrual rate from 80% to 72% which we believed reflected a reasonable assessment of the potential for lower scores as a result of these electrical matters.  We thought that even if we received a zero award fee on the stand-alone electrical work, the potential effect was reflected in the reduced award fee accrual rate.

The February 19, 2009 award fee letter referenced information received regarding KBR’s performance for the January 1, 2008 through April 30, 2008 period of performance after the June 2008 AFEB. Specifically, the letter stated that the information was received by the AFDO from the Procuring Contracting Officer, the DoD Inspector General, the AAA, the Army Criminal Investigation Division Command, the DCMA and Task Force SAFE. The implication of this statement indicated to us that the AFDO modified the award contained in the original unissued letter prepared at the time of the AFEB.  We have requested that the AFDO provide us with this information that he subsequently received, and thus far, we have not received a response to our request.  We do not know if this information is in the form of documents, reports, verbal input or otherwise.  We have had access to various published government reports but do not know if the information referenced by the AFDO in making his determination related to the published reports that we have read.  Whereas, we disagree with the findings of the AFDO and have requested the information referenced in the February 19, 2010 letter pursuant to the Freedom of Information Act, we recognize the AFDO has the authority to determine the amount of award fee we receive.

We also supplementally inform the SEC staff that KBR contacted the AFDO on February 22, 2010, to discuss his February 19, 2010 letter.  We specifically inquired whether or not the negative results had been previously communicated to KBR employees in any fashion.  The AFDO stated that the results had not been communicated to KBR or its employees prior to the issuance of the letter on February 19, 2010.  The AFDO also informed us that he could not provide any assurance of how future AFEBs would score our performance related to the electrical work task orders.  Consequently, upon receipt of the February 19, 2010 letter and the subsequent conversation with the AFDO, we concluded that we could no longer reliably estimate award fees and accordingly we wrote-off the amounts accrued.

On May 7, 2010, we received the award fee for the period of performance from May 1, 2008 through August 31, 2009.  The fee awarded was $60 million, or approximately 47% of the $128.4 million award fee pool.  Included in our award fee write-off in the fourth quarter of 2009 was approximately $92 million related to the May 1, 2008 through August 31, 2009 period of performance.  The next AFEB is tentatively scheduled for late June 2010, and we believe they will include the period of performance for which we wrote off $20 million in the fourth quarter of 2009.

Other Award Fees at Risk

We supplementally advise the SEC staff that we did not have any other contracts as of December 31, 2009, or March 31, 2010, with any material amount of accrued award fees at risk of being reversed in the future.  The amount accrued at March 31, 2010, was less than $4.5 million.

We will revise future filings to disclose the amount of any material amounts of accrued award fees at risk of being reversed, if any.

3.
You state that for service-only contracts and service elements of multiple deliverable arrangements entered into subsequent to June 30, 2003, award fees are recognized only when definitized and awarded by the customer.  The LogCAP IV contract is an example of a contract in which award fees would be recognized only when definitized and awarded by the customer.  Award fees on government construction contracts are recognized during the term of the contract based on your estimate of the amount of fees to be awarded.  Please help us better understand your accounting policy related to award fees revenue by addressing the following:

•	Please help us understand why you account for award fees differently for service-only contracts and service elements of multiple deliverable arrangements compared to government construction contracts;
•
Award fees related to the LogCAP IV contract will be recognized only when definitized and awarded by the customer.  It appears that this is different than the accounting policy which is used for the LogCAP III contracts.  If so, please help us understand the differences; and

•
Please help us understand if and how your accounting policy for award fees was impacted by the AFDO’s adverse determination in February 2010, including your consideration of whether you are still able to reasonably estimate the amount of award fees for which ultimate realization is reasonably assured.  Refer to ASC 912-605-25.

Response:

Accounting for Award Fees – Service and Construction Contracts

Our scope of work pursuant to the LogCAP III contract includes both construction type activities and service activities.  Construction type activities include building bases, camps, dining facilities, recreational facilities, water treatment plants, power generation and distribution facilities, infrastructure, etc.  Service activities include serving meals, maintaining facilities, transporting supplies fuel, providing mail services, etc.  Therefore, LogCAP III contains multiple deliverables with construction type activities and service elements.  Because the LogCAP III contract was awarded prior to Emerging Issues Task Force (EITF) Issue No. 00-21“Revenue Arrangements with Multiple Deliverables” (codified in ASC 605-25), which is effective for fiscal periods beginning after June 15, 2003 and applicable to revenue arrangements entered into during these periods, we considered the transition provisions, electing to apply the guidance prospectively to new revenue arrangements and not report the change in accounting as a cumulative-effect adjustment.

KBR has applied the provisions of ASC 605-25 (formerly EITF 00-21) to the LogCAP IV contract.  However, relative to the initial task orders issued under the arrangement, we were not able to develop third party support or “vendor specific objective evidence” of fair value for the contract deliverables.  As a result the individual deliverables cannot be treated as separate units of accounting.  Furthermore, relative to the allocation of contract consideration, KBR has not elected to early adopt the provisions of Accounting Standards Update (“ASU”) 2009-13, which is applicable to Multiple-Deliverable Revenue Arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  As previously disclosed, we are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

We believe award fees are accounted for differently for construction-type contracts under ASC 605-35-25 (previously SOP 81-1) than service-type contracts accounted for under ASC 605-10-S99 (formerly SAB 104/SAB Topic 13).  Furthermore, ASC 912-605-25, which governs Cost-Plus-Fixed-Fee contracts performed by Government Contractors, does not address the accounting for award fees. As such, determinable award fees under our LogCAP III contract have been estimated and included in our estimate of revenue consistent with ASC 605-35-25-1 (formerly SOP 81-1), which indicates that award fees and incentives shall be considered in determining total estimated revenues.

For service-type contracts, we account for incentive and award fees pursuant to ASC 605-10-S99 (formerly SAB 104/ SAB Topic 13) “Revenue Recognition.”  We also consider the accounting guidance in ASC 605-20-S99 (previously contained in Topic D-96 “Accounting for Management Fees Based on a Formula”).  This guidance generally precludes revenue recognition for service contracts where fees earned by exceeding performance targets early in the measurement period may be reversed due to missing performance targets later in the measurement period.  Therefore, we believe award fees on service only contracts should only be recognized when fixed and determinable and not subject to refund or adjustment.  As such, award fees on service-only contracts are recognized in the period in which they are awarded.

Accounting for Award Fees – LogCAP IV

We supplementally advise the SEC staff that we were one of three contractors to whom the LogCAP IV was awarded in 2008. LogCAP IV is a cost-reimbursable Multiple Award Task Order Contract (“MATOC”) whereby each scope of work is competitively bid by the three qualified contractors who are eligible to bid pursuant to the LogCAP IV contract award.  KBR was awarded its first scope of work pursuant to the LogCAP IV contract in 2010.  Accordingly, the provisions of EITF 00-21 apply to our accounting for the LogCAP IV contract.  The first scope of work awarded includes a fixed fee of 5% and does not include any amount of variable award fee.  A subsequent, smaller scope of work awarded to us under LogCAP IV does include an award fee.

Accounting Policy – February 2010 Award Fee Letter

We supplementally advise the SEC staff that our accounting policy for award fees was not impacted by the AFDO’s adverse determination in February 2010.  As discussed above, for government construction contracts we apply the guidance in ASC 605-35-25 by estimating contract revenue throughout the life of a contract.  While ASC 912-605-25, primarily relates to cost-plus-fixed-fee contracts, our accounting policy is consistent with the guidance in ASC 912-605-25 par. 5, which states “it is a generally accepted accounting principle to accrue revenues under certain types of contracts and thereby recognize profits, on the basis of partial performance, if the circumstances are such that total profit can be estimated with reasonable accuracy and ultimate realization is reasonably assured”.  In the case of LogCAP III, we appropriately revise our estimated contract revenue, including award fees, based on factors including our past award experience for similar work, contemporaneous performance evaluations, and definitized costs.  As a result of the AFDO’s adverse determination made in 2010, we determined that for LogCAP III, we are no longer able to reliably estimate award fees that are to be awarded in the future and reduced our estimate of contract revenue.  While this determination affected the revenues recognized for LogCAP III, our accounting policy relating to award fees as a whole was not affected.

We intend to revise future filings to include the following disclosure:

The LogCAP IV contract would be an example of a contract in which award fees would be recognized only when definitized and awarded by the Customer.  Under this contract and for all similar future contracts we will continue to accrue base fees as costs are incurred; however we will recognize award fees only when they have been awarded.

DCAA Audit Issues, page 82

4.
Your revenue recorded for government contract work is reduced for your estimate of potentially refundable costs related to issues that may be categorized as disputed or unallowable as a result of cost overruns or the audit process.  Please expand your disclosures here or in your critical accounting policies section to further explain how you determine when to record a reduction to revenue related to disputed or unallowable costs, including the factors you consider in determining the appropriate timing.  Please address what consideration is given as to whether additional revenue should be recorded under any contracts for which you have disputed or unallowable costs for which revenue has been reduced.  Please also address your consideration of ASC 605-35-25.

Response:

We supplementally advise the SEC staff that our determination to reduce revenue related to disputed or potentially unallowable costs are based on a number of factors and primarily relate to the specific facts and circumstances related to each issue.

KBR maintains a government compliance department that currently has a staff of approximately 60 employees.  In addition, KBR maintains a contract administration group that currently has a staff of approximately 40 employees within our North America Government and Defense (“NAGD”) business unit. KBR’s government compliance department works with other KBR departments including procurement, contract administration, the LogCAP III project team, and business unit management to determine that costs billed and revenues recognized on the LogCAP III and other government contracts are allowable pursuant to the terms of the contract and the applicable provisions of the Federal Acquisition Regulation (“FAR”).  We do not recognize revenue or bill for costs that we determine to be unallowable.

Costs that we bill on reimbursable U.S. government contracts are audited by the Defense Contract Audit Agency (“DCAA”). The DCAA currently has approximately 90 auditors resident in our offices in Houston, Arlington and Iraq. The DCAA performs (a) audits of the direct costs we invoice, (b) audits of our indirect costs billed vis-à-vis our overhead and general administrative cost rates (“OHGA”) and (c) audits of various business processes (e.g. billings, procurement, estimating, accounting, etc.) at KBR.  The DCAA has completed its audit of our 2003 incurred costs (certain issues including the Fly America Act (“FLA”) were not resolved which will be addressed on a topical basis for all years) and has begun but not yet completed their work on the direct cost audits for the years 2004 through 2008.

During the course of performing their direct cost audits, the DCAA communicates areas of concern through various verbal and written communications. The DCAA may issue a written Statement of Conditions and Recommendations (“SOCAR”) for concerns regarding incurred or indirect costs or systems.  The DCAA may also issue a Form 1 - Notice of Contract Costs Suspended and/or Disapproved to the Administrative Contracting Officer (“ACO”) of their recommendation to suspend or disapprove costs.  In connection with our evaluation of issues raised by the DCAA, the receipt of a Form 1 does not necessarily equate to the upper end of a range of possible loss because the dollar amounts included in the Form 1 are often based on preliminary, incomplete or erroneous information or quantitative analysis by the DCAA. Consequently, we use the Form 1’s as a starting point for our own internal analysis of the issue.   Upon a complete and accurate study of the questioned costs, the resolution of the issue often times results in negotiated concessions which can be minor or may even result in no loss. We may also receive questions and questioned costs through many other forms including Adequacy/Inadequacy letters, flash reports, letters of rejection of invoices, and operational systems audit reports.  In addition, areas of concern may arise through legal matters or contract interpretation issues.

Upon learning of an area of concern expressed by the DCAA, we investigate the nature of the concern, perform analysis, and research facts including the contract terms and FAR provisions as appropriate. If and as necessary, we also engage outside consultants and/or legal counsel to advise us on the matter.  We also review our analysis and findings related to the DCAA area of concern with our ACO as appropriate.  During this process we, from time to time, become aware of costs which should be disallowed and we adjust revenues and credit the subsequent billings to the client or record a reserve for potentially unallowable costs incurred under government contracts.

We do not always reach an agreement with either the DCAA or the ACO on the matters disputed by the DCAA.  When such a disagreement arises, we take the appropriate actions available to us through the legal system by filing claims either with the Armed Services Board of Contract Appeals (“ASBCA”) or the Court of Federal Claims (“COFC”).  We also evaluate the amount of revenues to recognize based on our analysis of the facts and make adjustments to our revenues based on the analysis and conclusions.

You asked us what consideration is given to whether additional revenue should be recorded under any contracts for which we have disputed or potentially unallowable costs for which revenue has been reduced.  We generally do not recognize additional revenue for disputed or potentially unallowable costs for which revenue has been previously reduced until we reach agreement with the DCAA and/or the ACO that such costs are allowable.  In addition, when we determine an incurred cost is not allowable, we do not subsequently recognize revenue for the cost subsequently incurred related to this matter.

We intend to revise future filings as follows: (changes highlighted in yellow)

DCAA Audit Issues

We self-disallow costs that are expressly not allowable or allocable to government contracts per the relevant regulations.  Our revenue recorded for government contract work is reduced for our estimate of potentially unallowable costs in the period we determine such costs are unallowable.  Our estimates of potentially unallowable costs are based upon, among other things, our internal analyses of the facts and circumstances, terms of the contracts and the applicable provisions of the Federal Acquisition Regulation (“FAR”), quality of supporting documentation for costs incurred, and subcontract terms as applicable.  From time to time, we engage outside counsel to advise us on certain matters in determining whether certain costs are allowable.  We also review our analysis and findings with the ACO as appropriate.  In some cases, we may not reach agreement with the DCAA or the ACO regarding potentially unallowable costs which may result in our filing of claims in various courts.  We generally do not recognize additional revenue for disputed or potentially unallowable costs for which revenue has been previously reduced until we reach agreement with the DCAA and/or the ACO that such costs are allowable.

Security, page 82

5.
At this time, you believe that the likelihood that a loss related to this matter has been incurred is remote.  You have not adjusted your revenues or accrued any amounts related to this matter.  Please help us understand what consideration was given to ASC 605-35-25 in determining that revenues should not be adjusted in light of the Form 1 notices received, the payments withheld from you, the denial of your claim to recover the original $20 million withheld, and the investigation by the Department of Justice.  Please disclose why only $42 million of the $103 million of the Form 1 notices as of December 31, 2009 was withheld as well as any amounts you have withheld from your subcontractors.

Response:

We supplementally advise the SEC staff that evaluation of the revenue recognition related to this matter includes considerations to ASC 605-35-25 as discussed below.

Background to Contractual Dispute

This matter is a contract dispute that is progressing through the normal legal process for such disputes as required by law and the terms of our LogCAP III contract, including FAR clause 52.233-1-“Disputes”.  This process requires a final decision on KBR’s Contract Disputes Act claim by the Contracting Officer that, if not resolved, can then be appealed to the ASBCA or the U.S. COFC.  Further appeals are also possible including, ultimately, to the U.S. Supreme Court.  We believe we have a strong legal basis to prevail in a court of law regarding the Form 1, the amounts withheld from us, and the Department of Justice (“DOJ”) lawsuit filed on April 1, 2010.

The DCAA has issued two Form 1 - notices related to Security costs paid by KBR to various subcontractors (an initial Form 1 notice on February 7, 2007 that disallowed $19.7 million and an amended Form 1 notice received on August 4, 2009 increasing the disallowed amount to $103.4 million).  A large portion of the dollar amounts contained in the Form 1 notices are extrapolations made by the DCAA and are not based on specifically identified costs.  The DCAA claims that KBR incorrectly included various subcontractor costs under the LogCAP III contract for private security as not in accordance with clause H-16 “Force Protection” and are therefore not allowable in accordance with FAR 31.201-2-“Determining Allowability.”

Specifically, the DCAA asserts that contract clause H-16 states that “while performing duties IAW (in accordance with) the terms and conditions of the contract, the Service Theater Commander will provide force protection to contractor employees commensurate with that given to the Service/Agency (e.g., Army, Navy, Air Force, Marine, DLA) civilians in the operations area unless otherwise stated…”

In response to the initial Form 1, KBR presented to the Customer our belief that security is not an item that is specifically excluded for payment in the LogCAP III contract, that clause H-16 is applicable only to KBR employees and not subcontractors’ employees, and that the Customer waived its rights to withhold payments related to this from its knowledge and observation that KBR’s LogCAP III subcontractors were using armed private force protection.  The Customer did not respond to the Claim, and it was “deemed denied” as a matter of law.  KBR has appealed to the ASBCA.

The Customer has withheld two amounts related to the Form 1 notices and amendment thereto.  Approximately $20 million was withheld in 2007 and approximately $22 million was withheld in 2009 following the receipt of the amended Form 1 notice.  On October 20, 2009, KBR submitted to the Customer its certified Contracts Disputes Act claim for the withholding of the approximately $22 million.  By letter dated November 5, 2009, the Customer notified KBR that KBR is indebted to the U.S. in the amount of $61 million and demanded payment of that amount.  By letter dated November 10, 2009, KBR asserted the Customer had failed to comply with mandatory FAR provisions regarding demand letters and requested that the Customer take corrective action.  On February 25, 2010, the government informed KBR it would suspend collection of the debt while the issue is in dispute.

KBR has obtained an independent legal opinion regarding its entitlement to the disapproved costs.  This legal opinion, while protected by attorney-client privilege, supports the position that the LogCAP III contract does not prohibit KBR’s subcontractors from using armed private security and that the Customer lacks any basis to refuse to reimburse KBR, even if those subcontractors used private security, provided these costs are reasonable.  As indicated in our claim filed on October 22, 2007, we believe the costs incurred are reasonable for several reasons including:

a)	It is reasonable for the subcontractor to seek other force protection as a necessary alternative means of protecting its employees while performing under the subcontract;
b)
Subcontract costs were paid in accordance with the terms of the relevant subcontracts, which were virtually all firm fixed price contracts that KBR awarded based on actual competition or  proper price analysis, including adequate price competition; and

c)	KBR followed its established procedures to ensure that each subcontract was awarded at fair and reasonable prices in accordance with KBR’s procurement guidelines.

DOJ False Claim Act Allegation

In April 2010 the DOJ filed a suit alleging that the use of armed private security companies by KBR or its subcontractors was a violation of the LogCAP III contract.  The suit alleges that we submitted false or fraudulent claims for payment because we knew that the claims contained unallowable costs for the improper use of private security.  Specifically, the DOJ alleges that the LogCAP III contract prohibits contractor personnel from possessing firearms without approval from the designated contracting officer and requires private security firms operating in Iraq to be registered with the government of Iraq.

Based on the results of our internal review of these matters, we do not believe that we breached either provision alleged by the DOJ.  Additionally, our contracts with subcontractors are fixed-price and were entered into before our subcontractors decided to engage private security firms.  We have not modified the fixed-price subcontracts to increase their value for the incremental cost of private security.  Accordingly, we believe that if a breach of either provision had occurred, such costs would not result in disallowance of costs under fixed-price subcontracts.  Neither the LogCAP III contract nor the FAR provide damages for a breach of the LogCAP III contract clauses specifically cited in the DOJ’s lawsuit.

The action taken by the DOJ occurred only after exhaustive efforts were made to help them understand that this matter deals with a contract dispute and not a false claim.  We were disappointed that the DOJ was unable to see our point of view.  In addition, following receipt by KBR of the initial Form 1 notice related to the security matter, the DOJ issued subpoenas in connection with their investigation into this matter.  We fully cooperated with this investigation of false claims and found no evidence that suggests KBR personnel believed that the billings rendered were for disallowed costs.

Accounting for Claims

ASC 605-35-25 (paragraphs 30 and 31) define two basic requirements for a claim to be recognized as contract revenue, and these are that it is probable that the claim will result in contract revenue and that the amount of the claim can be reliably estimated.  These two criteria are satisfied if all of the following exist:

1.	The contract or the evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.

2.	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.

3.	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.

4.	The evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations.

KBR has an independent legal opinion that, while protected as a privileged document, supports our position that there is not a reasonable basis for the Customer to deny these costs, and also has a reasonable basis to support the reinstatement of these denied costs.  These costs are reasonably identifiable in that they are a component of the firm, fixed price KBR paid to its subcontractors.

Based on the facts and circumstances discussed above and the claim recognition criteria listed above, we concluded that it is probable that the amount of the claim will result in revenue, that the amount can be reasonable estimated, and consequently in accordance with ASC 605-35-25, the claim has been included in contract revenue.

Containers, page 83

6.
You filed a counterclaim against First Kuwaiti Trading Company to recover amounts which may ultimately be determined to be due to the Government for the $51 million in suspended costs.  Please tell us the amount accrued related to this matter and clarify whether it was recorded as an adjustment to revenue.  Refer to ASC 450-20-50-1.  If the amount accrued is less than the $51 million in suspended costs, please help us understand how you arrived at the appropriate accrual amount.  Please also help us understand why the total of the counterclaim amount of $51 million is greater than the $30 million suspended under Form 1 notices.

Response:

Background Information

We supplementally advise the SEC staff that in 2005 we received Form 1’s disallowing or suspending approximately $51million of costs paid to a subcontractor, First Kuwaiti Trading Company (“FKTC”), related to our 2003 “bed down” mission.  At December 31, 2009, $28 million had been withheld from us.  The bed down mission required KBR to procure, deliver, and install containerized housing units for all military personnel in Iraq.  The questioned costs primarily relate to costs incurred by FKTC because of delays incurred as a result of waiting at the Kuwait/Iraq border for Army convoy escorts required by the Customer and for double handling of the containers at two camp destinations.

Delays occurred at the Iraq/Kuwait border for approximately 4,000 containers that we ultimately delivered to two camps (Camp Anaconda and Camp Victory) in Iraq.  When the trailers initially arrived at the border, the Customer would not allow the containers to proceed into Iraq without Army escort.  At this time there were significant delays in getting materials into Iraq.  This increased the cost incurred because FKTC leased land as well as built a depot to hold and store containers until they could be convoyed into Iraq.  FKTC also incurred additional costs to lease a larger number of trucks and trailers necessary to transport the containers into the Iraq sites based on the military’s convoy capacity at that time.

Pursuant to the terms of the LogCAP III contract, the Customer was required to provide KBR/FKTC with prepared sites to install the containers upon arrival at the camps in Iraq.  However, these sites were not prepared and FKTC had to double-handle and transport the containers from a storage site at each camp that was a distance from the actual locations where the containers were to be installed.

In 2005, as a result of our analysis of the costs suspended or disapproved, the documentation supporting our payments to FKTC, our meetings with the ACO, results of previously disputed costs on the LogCAP III contract, and other relevant information, we reduced revenues recognized and recorded a reserve for potentially disallowed costs incurred under government contracts.

In 2006, we participated in additional discussions and negotiations with our ACO as well as met with and corresponded with FKTC.  On December 29, 2006, the ACO issued an Interim Determination Letter which deemed approximately $26 million of the costs questioned by the DCAA as “allowable” and the remaining $25 million pending final determination on three issues.  As a result of the Interim Determination, the amount of the Form 1 notice related to FKTC and the amount withheld from us were reduced to approximately $26 million.

On May 19, 2008, the DCMA reversed its December 29, 2006, Interim Determination and again disapproved the entire amount of the $51million included in the previously received Form 1 notice as a result of questions raised concerning FKTC’s fitness as a U.S. government contractor.  In December 2009, we entered into settlement discussions with the ACO.  Based on the discussions and settlement conditions indicated by the ACO, and the terms of our subcontract with FKTC, we believe we are required to provide FKTC adequate notice and ability to participate in the settlement discussions before an agreement can be reached.

Accounting Accrual Related to this Matter [Stated amount of accrual has been redacted.]

At December 31, 2009, we have accrued approximately [redacted] related to the Form 1 notice, which was recorded as an adjustment to revenue with a corresponding increase to our reserve for potentially unallowable costs incurred on government contracts.  This accrual is the probable amount of liability based on our settlement discussions with the ACO during the fourth quarter of 2006 and the amount withheld from FKTC at that time.  We have not adjusted our revenues or our reserve for potentially unallowable costs incurred under government contracts related to this matter since 2006.  Since 2006, we have increased our withholds from FKTC to equal the amount withheld from us of $28 million.  We have not recorded any further adjustment to revenue for the potential reduction in our risk that these additional withholdings provide because we believe it would not be appropriate to make an adjustment to increase revenues when the matter has not been resolved with the DCMA.

Our subcontract with FKTC provides that we pay FKTC upon our being paid by the Customer.  If we reach a favorable settlement with the DCMA and allow FKTC to participate in the settlement discussions, it is possible that we will not incur a loss.  We do not believe it is appropriate to record any further adjustment to increase revenue until this matter has been resolved with the DCMA.

As disclosed in the footnotes to our financial statements, FKTC has filed arbitration proceedings against us seeking $134 million.  We have filed counterclaims against FKTC including $51 million for the container related matter.  The amount of our counterclaim is equal to the outstanding amount of costs disallowed pursuant to the Form 1 notice plus the amount of cost the DCMA accepted in 2006 and subsequently notified us in 2007 that they intended to rescind.

We believe that the revenue recognized as of December 31, 2009, and March 31, 2010, is appropriate in light of the matters described above and the settlement discussions that have taken place.

Dining Facilities, page 83

7.
Please tell us the amount accrued related to this matter and clarify whether it was recorded as an adjustment to revenue.  Refer to ASC 450-20-50-1.  You believe that it is reasonably possible that you could incur losses in excess of the amount accrued for possible subcontractor costs billed to the customer that were possibly not in accordance with contract terms.  However you are unable to estimate an amount of possible loss or range of possible loss in excess of the amount accrued.  Please help us better understand why you would not be able to estimate the possible loss or range of loss given the Form 1 notices that you have received, the additional documentation you have provided, and the length of time that has passed.  Please disclose why only $57 million of the $120 million of the Form 1 notices as of December 31, 2009 is being withheld.

Response:  [Stated amount of accrual has been redacted.]

Background Information

We supplementally advise the SEC staff that after 2006, the DCAA raised questions regarding costs related to dining facilities in Iraq.  In 2007 and 2008, we performed a comprehensive self-review of the amounts billed to the Customer for dining facilities services in Iraq, the related statements of work received from our Customer, our determination of the price reasonableness and subcontractor terms and the amounts billed by subcontractors for the years 2004 through 2007.  The DCAA subsequently issued Form 1 notices to recommend disallowance of certain costs related to Iraq dining facilities and began withholding payments from us.  In accordance with our subcontract terms which provide that we are obligated to pay our subcontractors when we have been paid by the Customer, and also allows us to retain a certain percentage of billings from our subcontractors, we began withholding payments from our subcontractors as payment amounts were withheld from us.

As a result of our self-review, we adjusted our revenues and recorded a reserve for potentially disallowed costs incurred under government contracts for amounts determined to be not probable of recovery, considering the amounts we have withheld from subcontractors.  See Accounting Considerations below for further discussion.

Through March 31, 2010, the DCAA has issued $127 million of Form 1 notices related to dining facilities and the customer has withheld $67 million in payments from us.  We have withheld $71 million from our subcontractors. The terms of our subcontracts allow both retention and pay-on-pay terms.  Accordingly, at March 31, 2010, we have withheld more from the subcontractors than has been withheld from us.  We have not invoiced the government for this difference in withholding.

Accounting Considerations

The Form 1 notices received for disallowed costs generally related to one of two matters, price reasonableness or billings that were not in accordance with the contract terms.

As of March 31, 2010, approximately $90 million of the Form 1 notices received relate to price reasonableness for which $47 million of payments have been withheld from us and we have in turn withheld approximately $42 million from our subcontractors pursuant to the pay-on-pay terms of their respective subcontract agreements.  We believe the prices paid to our subcontractors and in turn the amounts we billed to the Customer are reasonable based on competitive bidding prior to award of the contracts.  Accordingly, we have not recorded an adjustment to revenues for these Form 1 notices received.

Approximately $37 million of the Form 1 notices received relate to subcontractor billing issues for which approximately $20 million of payments have been withheld from us and we have in turn withheld approximately $29 million from our subcontractors pursuant to the pay-on-pay terms and the retention withheld in accordance with their respective subcontract agreements.

ASC 605-35-25 (paragraphs 30 and 31) define two basic requirements for a claim to be recognized as contract revenue, and these are that it is probable that the claim will result in contract revenue and that the amount of the claim can be reliably estimated. These two criteria are satisfied if all of the following exist:

1.	The contract or the evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.

2.	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.

3.	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.

4.	The evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations.

As a result, we adjusted revenue and our reserve for potentially unallowable costs incurred under government contracts in the amount of [redacted].

Estimate of a range of possible loss

We are not able to estimate a range of possible losses in excess of the amounts accrued.  The Form 1 notice does not necessarily equal the amount of loss or necessarily the upper end of a range of potential loss.  The Form 1 notice is the DCAA’s current method of raising an issue and is the starting point of a negotiation that often times results in concessions that can be minor or may even result in no loss.  As discussed above, in 2007 KBR adjusted revenues to the amount we believe is probable of collection. Our estimated accounting and disclosure of potential losses are primarily based on our internal analyses of the facts, contractual terms, the FAR and include supporting documentation, subcontract terms, etc.

Amount of Customer Withholdings from KBR

We would like to clarify for the SEC staff that $67 million of the $127 million of the subject Form 1 notices was withheld as of December 31, 2009.  Additionally, we have filed as claims with the COFC to recover $57 million of the $67 million withheld.  The determination of whether or not to withhold Form 1 amounts lies with the Customer, consequently, KBR is unable to ascertain why the government has not withheld some or all of the $53 million Form 1 balance outstanding.

In 2010, KBR and the Customer agreed to a process whereby a panel of contracting experts composed of U.S. government personnel will provide “expertise and insight” to the ACO for use in his final decision with respect to Form 1 Notices.  The process involves a hearing whereby the Customer and KBR each present their positions with regard to a matter in dispute to the Panel who then provide their comments and ideas regarding the matter to the ACO who then issues a decision.  Should the ACO and KBR not reach an agreement following this process, KBR may continue with its claims via the contract’s formal dispute resolution process.

8.
Your disclosures indicate the majority of the unapproved claims at December 31, 2009 are as a result of the de-obligation of 2004 funding on certain task orders that were subject to Form 1 notices relating to certain DCAA audit issues, which primarily relate to the Dining Facilities matter.  In light of the Form 1 notices and that you believe it is reasonably possible that you could incur losses in excess of the amounts accrued for possible subcontractor costs billed to the customer, please help us better understand how you were able to determine that these unapproved claims were probable of collection.

Response:

We supplementally advise the SEC staff that the claims disclosed on page 86 of our 10-K filing relate to task orders on the LogCAP III contract in which our costs exceed the amount of funding obligated to the task order.  During the third quarter of 2009, the Customer de-obligated funds that had not been paid to KBR primarily as the result of withholds associated with Form 1 notices for costs incurred in 2004.  These funds were originally obligated on the task order in 2004 and such funds automatically expire at the end of five years.  To avoid losing the funding altogether, the Customer de-obligated the monies on the KBR task order which allowed the funds to be re-obligated on other DoD contracts and spent before expiration occurred.

The subject Form 1 notices have been separately evaluated following the criteria of ASC 605-35-25 (paragraphs 30 and 31) as discussed in our response to your comment number 7 and revenues have been adjusted as appropriate for each matter.  When the Form 1 notices are resolved the Customer will be legally required to obligate new funds for those amounts determined to be in our favor, using funding from the current year appropriation.  Based on these facts and circumstances, we believe the amounts recognized are probable of collection.

KBR’s accounting policy is to disclose all costs in excess of the amounts funded as claims.  In accordance with our policy, these amounts have been disclosed as claims receivable in Note 10-page 86 of our 2009 Form 10-K.

Transportation Costs, page 84

9.	Please consider disclosing the amount of total exposure or potential loss related to this matter, if possible. Please also disclose the amount accrued related to this matter. Refer to ASC 450-20-50-1.

Response:  [Stated amount of accrual has been redacted.]

Background Information

We supplementally advise the SEC staff that in 2007, we became aware of a potential non-compliance with certain provisions of the Fly America Act (“FLA”) on our LogCAP III contract as a result of questions raised by the DCAA.  The FLA, in summary, requires those federal employees and their dependents, consultants, contractors, grantees and others traveling via United States government financed foreign air travel to travel by U.S. flag air carriers or code share seats that may be available on foreign carriers.  Various exceptions to the requirement apply but require contemporaneous documentation of the exception.

In 2007, KBR performed an extensive review of all air travel on the LogCAP III project with respect to compliance with the requirements of the FLA and our processes with respect to maintaining contemporaneous documentation for allowed exceptions.  As a result of the review, we reduced the amount of revenues recognized and recorded a reserve for potentially disallowable costs incurred under government contracts for the amount we determined to be potentially non-compliant with the FLA.  In addition, in 2007 we improved our procedures for maintaining contemporaneous documentation of permitted exceptions to the FLA.

Estimate of Amount of Total Exposure

We supplementally advise the SEC staff that we believe we have adjusted revenues and recorded a reserve for potentially disallowable costs incurred under government contracts for the full amount of the identified exposure as discussed below.  The DCAA may take additional exceptions; however, at this time, the DCAA has only completed its audits of our incurred costs through 2003 and has begun, but not completed its audits for the years 2004 through 2008.  We believe that our exposure in excess of the amounts accrued, if any, would result from any potential disagreement with the DCAA, and accordingly, we cannot estimate an amount of total exposure or potential loss at this time for the reasons described below.

In connection with the DCAA’s audit of our 2004 incurred costs, the DCAA has questioned approximately $6.8 million of transportation costs as not being in accordance with the provisions of the FLA.  Our review of the amounts questioned indicated that the DCAA’s analysis was incomplete.  The DCAA’s calculation included a number of errors; specifically the DCAA did not take in to account $1.2 million of credits previously issued by KBR for changes in or cancellations of flight reservations and a variety of other reasons.  In addition, the DCAA’s analysis did not reflect clear exceptions to the FLA.  The two primary exceptions included $2.9 million of questioned costs for trips where the point of origin and the destination are both outside of the U.S. and $1.7 million of questioned costs for trips where there were no U.S. carriers available according to the Official Airline Guide.  Our analysis indicates that of the $6.8 million of cost questioned by the DCAA, the amount of potentially unallowable cost is approximately $626,000, which is considered in the revenue adjustment we recorded in 2007.

The DCAA has also questioned $8 million of costs billed in 2003 as not in accordance with the FLA.  We supplementally advise the SEC staff that the analysis performed by the DCAA resulting in the questioning of the $8 million also contains errors similar to the DCAA’s 2004 analysis, which when corrected results in an amount within the recorded reserve for potentially unallowable costs incurred under government contracts.

Amount Accrued related to this matter

ASC 450-20-50-1 provides that disclosure of the nature of an accrual be made and in some circumstances, the amount accrued in order for the financial statement not to be misleading.  We believe additional disclosure of the amount we accrued in 2007 is neither required nor appropriate to prevent our financial statements from being misleading. This is because the amount accrued did not rise to a level of materiality to our financial statements to merit specific disclosure of the amount accrued.  We supplementally wish to inform the SEC staff that we adjusted revenue and recorded a reserve for potentially unallowable costs incurred under government contracts related to this matter, totaling [redacted] for all years of contract performance.

Construction Services, page 84

10.	Considering that you have received a Form 1 notice from DCAA, tell us why you believe that it is not at least reasonably possible that a loss may occur related to this contract.

Response:

The U.S. Navy has withheld approximately $8 million in payments from us during the first quarter of 2010.  Prior to the receipt of the Form 1 notice in 2009 disapproving $26 million of costs, we performed a review of the amount billed on these projects and adjusted our revenues and reserve for potentially unallowable costs incurred under government contracts accordingly.  Our most recent meeting with the Customer on the Form 1 notice and withholds was in April 2010.  The meeting favorably resolved a portion of the Form 1 total amount, however agreement was not reached on the remaining portion.  Also during this meeting the Customer raised new matters that we are currently evaluating whether they affect our analysis and on our accounting and disclosures.

Investigations, Qui Tams and Litigation, page 84

11.	You provide fact sheets regarding different matters which are available on your website at http://www.kbr.com/Newsroom/Fact-Sheets/. In this regard, please address the following:
•
Please help us better understand how the matters referred to in the fact sheet related to the electrocution deaths in Iraq relate to the two separate electrical incidents which you disclose on page 85.  It does not appear that the matters referred to in the fact sheet are related to the two matters disclosed.  Please advise.  If there are claims or litigation related to the additional incidents discussed in the fact sheets, please tell us what consideration you gave to providing disclosures related to these matters as well; and

•	You provide a fact sheet for discrepancies regarding the Jones allegations. Please tell us what consideration you gave to providing disclosures regarding this matter.

Response:

We supplementally advise the SEC staff that the purpose of the fact sheet is to address articles published in the media regarding the electrocutions in Iraq. Two of the incidents discussed in the fact sheet have related claims or litigation against KBR. All other electrocution incidents discussed in the fact sheet do not have related claims or litigation against KBR The two incidents discussed in the fact sheet that have related claims or litigation against KBR are:

a) The incident described in our fact sheet as “SSG Maseth / Army CID investigation.”  This lawsuit is disclosed on page 85 of our 10-K as the incident that occurred at our Radwaniyah Palace Complex, and

b) The incident described in our fact sheet as “I. Electrocutions Generally, Section B,” which is the next to the last bullet point that states, “One soldier died while using electrical equipment for which KBR had no known maintenance responsibility.”  This incident relates to the death of SSG Christopher Everett.  This lawsuit is disclosed on page 85 of our 10-K as the incident that occurred at Al Taqaddum

We supplementally advise the SEC staff that subsequent to the filing of our 10-Q for the three months ended March 31, 2010, the litigation related to the death of SSG Christopher Everett was voluntarily dismissed by the plaintiff. We will amend future filings accordingly.

Regarding all other incidents discussed in the fact sheet, there are no other pending claims or litigation against KBR.

We supplementally advise the SEC staff that the purpose of the fact sheet regarding the Jones allegation is to address articles appearing in the media related to this matter.

We believe the claims brought by our former employee, Jamie Leigh Jones alleging several employment and tort claims arising from alleged sexual assault claims are without merit and the likelihood of a material adverse outcome is remote.  We believe that we have sufficient documentary evidence and testimony to refute the plaintiff’s allegations should the case go to trial.  In addition, we believe that the plaintiff’s tort claims are barred by the Defense Base Act which is the exclusive remedy available to the plaintiff.  Furthermore, a federal grand jury has investigated the plaintiff’s claims, including interviewing over 15 witnesses and reviewing documents subpoenaed from KBR, and chose not to indict the alleged assailant.  Therefore, we do not believe it necessary to disclose this matter in the notes to our consolidated financial statements.

Electrocution Litigation and Burn Pit Litigation, page 85

12.	Please consider disclosing the total amount of the exposure or potential loss related to each of these matters, if possible, or that a range cannot be estimated.

Response:

We supplementally advise the SEC staff that we are not able to estimate the amount of exposure or potential loss related to the electrocution litigation and the burn pit litigation and we cannot estimate a range of possible losses primarily because no damages have been pled in these matters and any estimate thereof would be speculative.

We will amend our future filings as follows:

Electrocution litigation. During 2008, a lawsuit was filed against KBR alleging that the Company was responsible for an electrical incident that resulted in the death of a soldier.  This incident occurred at Al Taqaddum.  It is alleged in the suit that the electrocution incident was caused by improper electrical maintenance or other electrical work.  We intend to vigorously defend this matter.  KBR denies that its conduct was the cause of the event and denies legal responsibility. The case was removed to Federal Court where motion to dismiss was filed.  The court has issued a stay in the discovery of the case.  The case is pending an appeal of certain pre-trial motions to dismiss that were previously denied.  Hearings on the appeal are expected to occur during the first half of 2010.  We are unable to determine the likely outcome nor can we estimate a range of potential loss, if any, related to this matter at this time.  As of March 31, 2010, no amounts have been accrued.

Burn Pit litigation.  KBR has been served with over 40 lawsuits in various states alleging exposure to toxic materials resulting from the operation of burn pits in Iraq or Afghanistan in connection with services provided by KBR under the LogCAP III contract.  Each lawsuit has multiple named plaintiffs who purport to represent a large class of unnamed persons.  The lawsuits primarily allege negligence, willful and wanton conduct, battery, intentional infliction of emotional harm, personal injury and failure to warn of dangerous and toxic exposures which has resulted in alleged illnesses for contractors and soldiers living and working in the bases where the pits are operated.  All of the pending cases have been removed to Federal Court, the majority of which have been consolidated for multi-district litigation treatment.  We intend to vigorously defend these matters.  Due to the inherent uncertainties of litigation and because the litigation is at a preliminary stage, we cannot accurately predict the ultimate outcome nor can we estimate a range of potential loss, if any, related to this matter at this time.  Accordingly, as of March 31, 2010, no amounts have been accrued.

Note 11.  Other Commitments and Contingencies

Foreign Corrupt Practices Act Investigations and Barracuda-Caratinga Project Arbitration, page 86

13.
Due to the indemnity from Halliburton, you believe any outcome of the matter with the U.K. Serious Fraud Office and Barracuda-Caratinga Project Arbitration will not have a material adverse impact to your operating results or financial position.  On page 35 you disclose that if you take control over the investigation, defense and/or settlement of any remaining corruption allegations, refuse a settlement negotiated by Halliburton, enter into a settlement without Halliburton’s consent, materially breach your obligation to cooperate with respect to Halliburton’s investigation, defense and/or settlement or materially breach your obligation to consistently implement and maintain, for five years following your separation from Halliburton, currently adopted business practices and standards relating to the use of foreign agents, Halliburton may terminate the indemnity, which could have a material adverse effect on your financial condition, results of operations, and cash flow.  In light to the above, please address the following:

•
Please clearly disclose any uncertainties related to the indemnity arrangement, material limitations of your ability to recover amounts under the indemnity arrangement, or the likelihood that the claims may be contested.  For example, if there are any recent events or developments which may result in the termination of the indemnity, you should provide comprehensive disclosures;

•
On page 49, you state that you take or fail to take actions that could result in your indemnification from Halliburton no longer being available with respect to certain other foreign governmental investigations of the project in Nigeria or with respect to matters relating to the Barracuda-Caratinga project as Halliburton’s indemnities do not apply to all potential losses.  Please clearly state which potential losses are not covered by the indemnity from Halliburton; and

•
To the extent that you have determined that the amount of contingent losses related to these matters could be material if you are unable to recover the amounts through the indemnity from Halliburton, please consider disclosing the estimate of the loss or range of loss.

Response:

We supplementally advise the SEC staff that the disclosures within our Risk Factors regarding the nature of the indemnity from Halliburton represent the terms and conditions under the Master Separation Agreement (“MSA”) relative to the indemnity.  Currently, we are not aware of any developments that give rise to uncertainties related to the indemnity agreement or material limitations of our ability to recover amounts under the indemnity arrangement related to either the U.K. Serious Fraud Office or the Barracuda-Caratinga Project Arbitration.  Additionally, we are not aware of any information, events or developments that would lead us to believe that the indemnification of these claims by Halliburton will be contested.

We supplementally advise the SEC staff that we are not aware of any uncertainties, events or developments related to Nigeria or with respect to the Barracuda-Caratinga Project Arbitration that would bring into question the indemnity from Halliburton.  Additionally, we are not aware of any other unrelated investigations or claims that would be subject to the indemnification by Halliburton.

We supplementally advise the SEC staff that we have not taken or failed to take any actions that would result in our indemnification from Halliburton no longer being available.  Additionally, we are not aware of any other contingent losses related to matters that would be covered under the indemnity from Halliburton.

We will amend future filings to include the following disclosures: (changes highlighted in yellow)

Foreign Corrupt Practices Act Investigations

Under the terms of the Master Separation Agreement (“MSA”), Halliburton has agreed to indemnify us, and any of our greater than 50%-owned subsidiaries, for our share of fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of claims made or assessed by a governmental authority of the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria or a settlement thereof relating to FCPA and related corruption allegations, which could involve Halliburton and us through The M. W. Kellogg Company, M. W. Kellogg Limited (“MWKL”), or their or our joint ventures in projects both in and outside of Nigeria, including the Bonny Island, Nigeria project. Halliburton’s indemnity will not apply to any other losses, claims, liabilities or damages assessed against us as a result of or relating to FCPA matters and related corruption allegations or to any fines or other monetary penalties or direct monetary damages, including disgorgement, assessed by governmental authorities in jurisdictions other than the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria, or a settlement thereof, or assessed against entities such as TSKJ, in which we do not have an interest greater than 50%.  As of [June 30, 2010], we are not aware of any uncertainties related to the indemnity from Halliburton nor any material limitations of our ability to recover amounts due to us for matters covered by the indemnity from Halliburton.

Barracuda-Caratinga Project Arbitration

 Any liability incurred by us in connection with the replacement of bolts that have failed to date or related to the remaining bolts at dispute in the bolt arbitration are covered by an indemnity from our former parent, Halliburton. Under the MSA, Halliburton has agreed to indemnify us and any of our greater than 50%-owned subsidiaries as of November 2006, for all out-of-pocket cash costs and expenses (except for ongoing legal costs), or cash settlements or cash arbitration awards in lieu thereof, we may incur after the effective date of the MSA as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project.  As of [June 30, 2010], we are not aware of uncertainties related to the indemnity from Halliburton nor any material limitations of our ability to recover amounts ultimately due to us for matters covered by the indemnity from Halliburton. We do not believe any outcome of this matter will have a material adverse impact to our operating results or financial position.

14.
You believe that it is probable that you have incurred some liability in connection with the replacement of bolts that have failed to date but at this time cannot determine the amount of liability as noted above.  For the remaining bolts at dispute in the bolt arbitration with Petrobras, at this time you cannot determine that you have incurred a liability nor determine the amount of any such liability.  As a result, no amounts have been accrued.  Please clarify in your disclosures whether the liability in connection with the replacement of the bolts that have failed to date would be covered under the indemnity from Halliburton.  In a similar manner, please clarify in your disclosure whether the remaining bolts at dispute would also be covered under the indemnity from Halliburton.  It should be clear which potential costs and liabilities would and would not be covered by the indemnity.

Response:

We supplementally respond to the SEC staff that the bolts that have failed to date would be covered under the indemnity from Halliburton.  Additionally, costs of the remaining bolts in dispute would also be covered under the indemnity from Halliburton.  The indemnification from Halliburton does not cover the costs for legal and legal related expenses that we have incurred investigating and defending this matter. Accordingly we have expensed these costs as the legal and related services have been provided.

We also supplementally advise the SEC staff that within the last two weeks, the arbitration panel conducted additional hearings regarding the remaining bolts at dispute including several possible remediation plans and estimated costs thereof.  Subsequent hearings are currently scheduled for August 2010.  Although we do not expect a decision from the arbitration panel to be rendered until some time in 2011, we are currently evaluating whether sufficient information about liability and estimated costs currently exists for us to record some amount of liability and receivable from Halliburton possibly as early as the second quarter of 2010.

We will amend future filings to include the following disclosure regarding our understanding at this time.  We may also modify our disclosure after our analysis of the recent hearings have been complete:  (changes highlighted in yellow)

Barracuda-Caratinga Project Arbitration

During the time that we addressed outstanding project issues and during the conduct of the arbitration, KBR believed the original design specification for the bolts was issued by Petrobras, and as such, the cost resulting from any replacement would not be our responsibility.  A preliminary hearing on legal and factual issues relating to liability with the arbitration panel was held in April 2008.  In June 2009, we received an unfavorable ruling from the arbitration panel on the legal and factual issues as the panel decided the original design specification for the bolts originated with KBR and its subcontractors.  The preliminary hearing concluded that KBR’s express warranties in the contract regarding the fitness for use of the design specifications for the bolts took precedence over any implied warranties provided by the project owner.  Our potential exposure would include the nominal costs of the bolts replaced to date by Petrobras, any incremental monitoring costs incurred by Petrobras, and damages for any other bolts that are subsequently found to be defective which damages and exposure we cannot quantify at this time because such costs will be dependent upon the remaining legal and factual issues to be determined in the final arbitration hearings which have not yet been scheduled.  It remains to be determined whether bolts that have not failed are in fact defective.  However, we believe that it is probable that we have incurred some liability in connection with the replacement of bolts that have failed to date but at this time, we cannot determine the amount of that liability as noted above.  For the remaining bolts at dispute in the bolt arbitration with Petrobras, at this time we can not determine that we have liability nor determine the amount of any such liability.  As a result, no amounts have been accrued.  Any liability incurred by us in connection with the replacement of bolts that have failed to date or related to the remaining bolts at dispute in the bolt arbitration are covered by an indemnity from our former parent, Halliburton.  Under the MSA, Halliburton has agreed to indemnify us and any of our greater than 50%-owned subsidiaries as of November 2006, for all out-of-pocket cash costs and expenses (except for ongoing legal costs), or cash settlements or cash arbitration awards in lieu thereof, we may incur after the effective date of the MSA as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project.  Due to the indemnity from Halliburton, we believe any outcome of this matter will not have a material adverse impact to our operating results or financial position.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

15.	Please address the above comments in your interim filings as well.

Response:

We supplementally advise the SEC staff that we have considered your comments and our responses as they relate to our Form 10-Q for the period ended March 31, 2010, and will address the disclosures as necessary in our future filings.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.